UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
001-32697

CUSIP Number:
023850100

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

American Apparel, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

747 Warehouse Street
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90021
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will, be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Apparel, Inc. (the "Company") has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the "2015 Q3 Form 10-Q") within the prescribed time period without unreasonable effort or expense for the reasons described below:
As previously disclosed, on October 5, 2015, the Company and certain of its domestic subsidiaries filed voluntary petitions in the United States Bankruptcy Court seeking relief under Chapter 11 of Title 11 of the United States Code ("Chapter 11 Cases"). The quantity and complexity of the Chapter 11 Cases has required substantial management time and attention, which disrupted the Company's normal closing process, including its independent auditor's review procedure, for the quarter ended September 30, 2015. As a result, the Company has been delayed in its preparation of financial statements and other documentation relating to the 2015 Q3 Form 10-Q, and it does not expect to be in a position to complete and file the 2015 Q3 Form 10-Q within the 5-day extension period provided in Rule 12b-25(b). At this time, the Company is unable to estimate when it will be able to complete and file such 2015 Q3 Form 10-Q.
The expected changes in operating results for the three and nine months ended September 30, 2015 as compared to the prior periods in 2014 are presented in the unaudited statements of operations data contained in Part IV below. The Company intends on furnishing its monthly operating reports ("MOR") required in the Chapter 11 Cases on Form 8-K while in bankruptcy. The first MOR is due by November 30, 2015.
As previously disclosed, the Company cautions that trading in its securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks, and that if the restructuring plan currently proposed by the Company in the Chapter 11 Cases is consummated, its common stock will be extinguished and the holders of the common stock will not receive any consideration.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification:

HASSAN N. NATHA, Executive Vice President and Chief Financial Officer
(Name)

(213)	488-0226
(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following consolidated statements of operations data for the three and nine months ended September 30, 2015 set forth below are preliminary estimates as of the date of this Form 12b-25, unaudited, and have not been reviewed by the Company's independent auditor.

American Apparel, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands)
(estimated and unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net sales	$126,052	$155,869	$384,709	$455,362
Cost of sales	67,263	73,330	216,912	218,462
Gross profit	58,789	82,539	167,797	236,900
Selling and distribution expenses	42,812	52,640	133,714	159,145
General and administrative expenses	29,909	38,785	80,763	90,829
Retail store impairment	0	1,193	3,178	1,921
Loss from operations	(13,932)	(10,079)	(49,858)	(14,995)
Interest expense	10,349	9,858	30,597	29,916
Foreign currency transaction loss	463	616	1,167	748
Unrealized gain on change in fair value of warrants	(6,594)	(1,785)	(18,515)	(6,250)
Loss (gain) on extinguishment of debt	362	(171)	362	(171)
Other expense (income)	251	(57)	140	(5)
Loss before income taxes	(18,763)	(18,540)	(63,609)	(39,233)
Income tax provision	0	644	928	1,622
Net loss	$(18,763)	$(19,184)	$(64,537)	$(40,855)

Net sales for the three months ended September 30, 2015 are estimated at $126.1 million, a decrease of approximately 19%, or $29.8 million, from the same period in 2014, primarily as a result of the decline in comparable sales, the unfavorable impact of foreign currency exchange rate changes, and store closures.
Net sales for the nine months ended September 30, 2015 are estimated at $384.7 million, a decrease of approximately 16% , or $70.7 million, from the same period in 2014, primarily as a result of the decline in comparable sales, the unfavorable impact of foreign currency exchange rate changes, and store closures. The decline in comparable sales was attributable to a strategic initiative to reduce inventory levels by accelerating the sale of slow-moving merchandise in the retail stores in the first quarter of 2015.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 report regarding the Company's forecasts, business outlook, expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.
Forward-looking statements are statements that are not historical facts and include statements regarding, among other things, estimated three and nine month ended September 30, 2015 operating results, expectations about the timing, form and content of the Company's 2015 Q3 Form 10-Q, MOR and other SEC filings, the execution and impact of the Company's restructuring plan, future financial condition and future business plans and expectations, including statements related to the effect of the operation of our business, adequacy of financial resources and commitments, and the operating expectations during the pendency of the Company's Chapter 11 Cases and impacts to its business related thereto. Such forward-looking statements are based upon the current beliefs and expectations of the Company's management. Factors that could cause or contribute to such differences include, among others, the risks and uncertainties of the Company's business and operations detailed from time to time in the Company’s filings with the SEC, including without limitation those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2014 and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, as well as subsequent registration statements, amendments or other reports that the Company may file from time to time with the SEC and/or make available on its website. The Company assumes no obligation and does not intend to update any forward-looking statements provided herein, whether as a result of new information, future events or otherwise.

American Apparel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 10, 2015	By:	/s/ HASSAN N. NATHA
Executive Vice President and Chief Financial Officer